Exhibit 3.51

CONSENT RESOLUTION
GARETH STEVENS, INC.

The undersigned, being the sole shareholder of Gareth Stevens, Inc., a Wisconsin corporation, does, pursuant to the provisions of Section 180.91 of Wisconsin Statutes, hereby consent to and adopt the following resolutions:

RESOLVED, that Article 3, Section 3.01 of the Amended and Restated Bylaws, dated March 16, 1987 is hereby amended to read as follows: Section 3.01.  GENERAL POWERS AND NUMBER.  The business and affairs of the corporation shall be managed by its Board of Directors.  The number of directors of the corporation shall be at all times no less than one and no more than five.  The number of directors of the corporation shall be as set forth at a shareholders’ meeting or upon consent of the shareholders.

RESOLVED, that the following person is hereby elected as the sole director of the corporation:

Gareth Stevens

DATED at Milwaukee, Wisconsin, this 6th day of August, 1987.  Gareth Stevens, Sole Shareholder